FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Announces Issuance of New Shares, Secondary Offering of Shares and Withdrawal of Shelf Registration Statement for Future Equity Issuances

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 23, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Announces Issuance of New Shares, Secondary Offering of Shares

and Withdrawal of Shelf Registration Statement for Future Equity Issuances

Tokyo, February 23, 2009—Nomura Holdings, Inc. (the “Company”) today announced that it resolved at a meeting of its Executive Management Board1 held today matters relating to the issuance of new shares and a secondary offering of the Company’s shares (“Global Offering”). In addition, in line with such resolution, the Company withdraws its Shelf Registration Statement (hakkotorokusho).

1. Issuance of New Shares by way of Public Offering

1.	Class and Number of Shares to be Offered

716,400,000 shares of common stock of the Company (“shares”) which is the sum of (i) through (iii) below.

(i) 341,400,000 new shares to be purchased by the initial purchaser in the offering to be made in Japan specified in 4. (i) below.

(ii) 310,800,000 new shares to be purchased by the initial international purchaser in the offering to be made overseas specified in 4. (ii) below.

(iii) A maximum of 64,200,000 shares which shall be the subject of a purchase option to be granted to the initial international purchaser in the offering to be made overseas specified in 4. (ii) below for the purchase of the additionally issued shares.

2.	Method of Determination of the Amount to be Paid

The amount to be paid will be determined on any day in the period from Monday, March 9, 2009 to Wednesday, March 11, 2009 (the “Determination Date”) in accordance with the method stated in Article 22 of the Regulations Concerning Underwriting of Securities, etc. provided by the Japan Securities Dealers Association (“JSDA”); provided, however, that, taking into account market trends and other conditions, the Determination Date may be brought forward to Wednesday, March 4, 2009, at the earliest.

3.	Amount of Stated Capital and Additional Paid-in Capital to be Increased

The amount of stated capital to be increased shall be half of the maximum increased amount of stated capital and other capital, as calculated in accordance with the provisions of Article 37, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtainable by subtracting the relevant amount of stated capital to be increased from the relevant maximum increased amount of stated capital and other capital.

[1]	The Executive Management Board currently consists of the Representative Executive Officers and Executive Officers of the Company, and via a Board of Directors resolution held on Thursday, March 27, 2008, it decides important business matters including the issuance of new shares.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

4.	Method of Offering

(i) Japanese Offering

The Japanese offering shall be made to the public in Japan (the “Japanese Offering”). The initial purchaser (the “Initial Purchaser”) shall purchase all of the new shares with respect to the Japanese Offering; and the managers (including the Initial Purchaser, the “Japanese Managers”) shall procure purchasers for the Japanese shares, and if, and to the extent that, they are unable to procure such purchasers, each of the Japanese Managers shall jointly and severally purchase and pay for such Japanese shares for which they were unable to procure such purchasers from the Initial Purchaser.

(ii) International Offering

The international offering shall be made in overseas markets (the “International Offering”) primarily in Europe (provided that in the United States and Canada, the offering shall be made to qualified institutional buyers or accredited investors only). The initial international purchaser (the “Initial International Purchaser”) shall purchase the new shares with respect to the International Offering; and the international managers (the “International Managers”) shall procure purchasers for the international shares, and if, and to the extent that, they are unable to procure such purchasers, each of the International Managers shall purchase and pay for such international shares for which they were unable to procure such purchasers from the Initial International Purchaser. The Company will grant the Initial International Purchaser an option to purchase up to the amount of additional shares of the Company’s common stock as mentioned in 1. (iii) above; provided, however, that the Initial International Purchaser shall exercise the option to purchase such additional shares of the Company’s common stock at the direction of the global coordinator of the Global Offering.

With regard to the offerings mentioned in (i) and (ii) above, the number of shares to be issued is scheduled to be 341,400,000 shares for the Japanese Offering and 375,000,000 shares for the International Offering (310,800,000 shares to be purchased as mentioned in 1. (ii) above and 64,200,000 additional shares to be purchased upon exercise of the option mentioned in 1. (iii)), although the final breakdown of the actual number of the shares to be allocated to each offering shall be determined on the Determination Date by taking into account market demand and other conditions.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

The issue price (offer price) with regard to each offering mentioned in (i) and (ii) above shall be determined on the Determination Date, in accordance with the method stated in Article 22 of the Regulations Concerning Underwriting of Securities, etc. provided by the JSDA, based on the preliminary pricing terms calculated by multiplying the closing price in regular trading of the shares on the Tokyo Stock Exchange on the Determination Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (with any fraction less than one yen resulting from the calculation being rounded down), taking into account market demand and other conditions.

5.	Subscription Period (in Japan)

The subscription period shall be from the next business day after the Determination Date to the second business day immediately following the Determination Date.

6.	Payment Date

The payment date shall be any day in the period from March 16, 2009 to March 18, 2009, provided, however, that such day shall be the fifth business day immediately following the Determination Date. Taking into account market trends and other conditions, if the Determination Date is brought forward, the payment date will also be brought forward to Wednesday, March 11, 2009, at the earliest.

7.	Subscription Unit

100 shares

8.	The amount to be paid, the amount of stated capital and additional paid-in capital to be increased, the issue price (the offer price), and any other matters necessary for the public offering shall be determined at the discretion of Kenichi Watanabe, President and CEO of the Company.

9.	The Japanese Offering shall be subject to the effectiveness of the securities registration statements to be filed under the Financial Instruments and Exchange Act of Japan.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

2. Secondary Offering of Shares (Secondary offering by way of over-allotment)

1.	Class and Number of Shares to be Sold

33,600,000 shares of common stock of the Company. The number of shares mentioned above is the maximum number of shares to be sold. The above number may decrease, or the Japanese secondary offering by way of over-allotment may be cancelled entirely, depending on market demand for the Japanese Offering and other conditions. The number of shares to be sold shall be determined on the Determination Date, taking into account market demand for the Japanese Offering and other conditions.

2.	Selling Price

Undetermined. (The selling price will be determined on the Determination Date; provided, however, that such selling price shall be the same as the issue price (the offer price) for the issuance of new shares with respect to the public offering.)

3.	Method of Secondary Offering

Taking into account market demand for the Japanese Offering and other conditions, the Initial Purchaser will make a secondary offering of shares that it borrows, but up to 33,600,000 shares, from certain shareholders of the Company.

4.	Subscription Period

The subscription period shall be the same as the subscription period in respect of the Japanese Offering.

5.	Delivery Date

The delivery date shall be the next business day after the payment date in respect of the Japanese Offering.

6.	Subscription Unit

100 shares

7.	The selling price and any other matters necessary for the Japanese secondary offering by way of over-allotment shall be determined at the discretion of Kenichi Watanabe, President and CEO of the Company.

8.	The Japanese secondary offering by way of over-allotment shall be subject to the effectiveness of the securities registration statement to be filed under the Financial Instruments and Exchange Act of Japan.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

3. Issuance of New Shares by way of Third-Party Allotment

1.	Class and Number of Shares to be Offered

33,600,000 shares of common stock of the Company.

2.	Method of Determination for the Amount to be Paid

The amount to be paid will be determined on the Determination Date; provided, however, that such amount to be paid shall be the same as the amount to be paid for the issuance of new shares with respect to the public offering.

3.	Amount of Stated Capital and Additional Paid-in Capital to be Increased

The amount of stated capital to be increased shall be half of the maximum increased amount of stated capital, as calculated in accordance with the provisions of Article 37, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtainable by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of stated capital increase.

4.	Subscription Period (Subscription Date)

Thursday, March 26, 2009

5.	Payment Date

Friday, March 27, 2009

6.	Subscription Unit

100 shares

7.	Shares not subscribed within the subscription period (by the subscription date) mentioned in 4. above shall not be issued.

8.	The amount to be paid, the amount of stated capital and additional paid-in capital to be increased and any other matters necessary for the issuance of new shares by way of third-party allotment shall be determined at the discretion of Kenichi Watanabe, President and CEO of the Company.

9.	The issuance of new shares by way of third-party allotment shall be subject to the effectiveness of the securities registration statement to be filed under the Financial Instruments and Exchange Act of Japan.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

4. Withdrawal of Shelf Registration in Japan for Future Equity Issuances

1.	Outline of the Withdrawn Shelf Registration

(i)	Date of Filing: February 6, 2009

(ii)	Type of Security: Shares of common stock of the Company

(iii)	Effective Period: Within one year of the registration becoming effective (from February 19, 2009 until 18 February 2010)

(iv)	Expected Issue Amount: 300 billion yen

2.	New Shares Already Issued under the Registration

None.

3.	Reason for the Withdrawal of Shelf Registration in Japan

The Company decided to file a securities registration statement for the offering of shares of common stock in lieu of the offering of the shares of common stock under the registration for future equity issuance.

*    *    *

For Reference

1. Japanese secondary offering by way of over-allotment and other matters

The Japanese secondary offering by way of over-allotment as mentioned in “2. Secondary Offering of Shares (Japanese secondary offering by way of over-allotment)”, is a secondary offering in Japan to be made in relation to the Japanese Offering mentioned in (4)(i) of “1. Issuance of New Shares by way of Public Offering” for shares of common stock of the Company, in a number not exceeding 33,600,000 shares, that will be borrowed by the Initial Purchaser from certain shareholders of the Company, taking into account market demand for the Japanese Offering and other conditions. The number of shares to be offered in the Japanese secondary offering by way of over-allotment is scheduled to be 33,600,000 shares; however, this is the maximum number of shares to be sold, and such number may decrease, or the Japanese secondary offering by way of over-allotment may be cancelled entirely, depending on market demand and other conditions.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

In connection with the Japanese secondary offering by way of over-allotment, the Executive Management Board of the Company has resolved, at the meeting held on Monday, February 23, 2009, that the Company will issue 33,600,000 shares of its common stock to the Initial Purchaser by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date set to be Friday, March 27, 2009, in order for the Initial Purchaser to obtain the number of shares necessary to return the shares of such common stock of the Company that were borrowed by the Initial Purchaser from certain shareholders of the Company, as mentioned above (the “Borrowed Shares”).

The Initial Purchaser may also purchase shares of common stock of the Company (the “Syndicate Cover Transactions”) on the Tokyo Stock Exchange, up to the number of shares to be offered in the Japanese secondary offering by way of over-allotment, for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from (a) the day immediately following the last day of the subscription period for the Japanese Offering and the Japanese secondary offering by way of over-allotment to (b) Thursday, March 19, 2009 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of the Company purchased by the Initial Purchaser during the Syndicate Cover Transaction Period, will be used to return the Borrowed Shares. In addition, the Initial Purchaser may decide not to conduct any Syndicate Cover Transactions or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Japanese secondary offering by way of over-allotment.

The Initial Purchaser may conduct stabilizing transactions along with the Japanese Offering and the Japanese secondary offering by way of over-allotment. The shares of common stock of the Company purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

In addition to the above, if there exists the portion of shares of common stock of the Company not receiving the offer during the subscription period for the Japanese Offering and the Japanese secondary offering by way of over-allotment, this portion of shares of such common stock may be used, in part or in whole, to return the Borrowed Shares. Such portion of shares of common stock of the Company and the shares of such common stock purchased through such stabilizing transactions may be transferred, in part or in whole, to the Initial International Purchaser for the purpose of settlement of shares in respect of the International Offering.

With respect to the number of shares in regard to the Japanese secondary offering by way of over-allotment after deduction of a) the number of the portion of shares of common stock of the Company not receiving the offer during the subscription period to be used to return the Borrowed Shares and b) the number of the portion of shares purchased through stabilizing transactions and the Syndicate Cover Transactions to be used to return the Borrowed Shares, the Initial Purchaser is due to, at the direction of the Global Coordinator, acquire the shares of such common stock of the Company by accepting the allotment of the Capital Increase by way of Third-Party Allotment. As a result, the shares to be issued for the Capital Increase by way of Third-Party Allotment may, in part or in whole, not receive the offer and the number of shares to be issued for the Capital Increase by way of Third-Party Allotment may decrease to that extent due to forfeiture of the right to subscription, or the third-party allotment may be cancelled entirely.

Whether or not the Japanese secondary offering by way of over-allotment is to be executed, as well as the number of shares to be sold in relation to the execution of the Japanese secondary offering by way of over-allotment shall be determined on the Determination Date. If the Company does not execute the Japanese secondary offering by way of over-allotment, the shares will not be borrowed by the Initial Purchaser from certain shareholders of the Company. Accordingly, the shares will not be newly issued by way of third-party allotment due to forfeiture, since the Initial Purchaser will not accept the allotment of the Capital Increase by way of Third-Party Allotment and subscribe for shared to be issued therefor. Further, the Syndicate Cover Transactions will not be made on the Tokyo Stock Exchange.

The Initial Purchaser will effect the above transactions upon consultation with the Japanese Managers.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

2. Change in the number of outstanding shares as a result of this capital increase by the Public Offering and the Capital Increase by way of Third-Party Allotment

Total number of outstanding shares at present: 1,965,919,860 shares (as of January 31, 2009)

Increase in number of shares as a result of the capital increase by public offering: 716,400,000 shares2

Total number of outstanding shares after the capital increase by public offering: 2,682,319,860 shares2

Increase in number of shares as a result of the capital increase by way of third-party allotment: 33,600,000 shares3

Total number of outstanding shares after the capital increase by way of third-party allotment: 2,715,919,860 shares3

3. Use of proceeds

All proceeds, approximately up to 302,015,229,000 yen, to be raised through the public offering and the third-party allotment are planned to be used to make investments (including loans) in the Company’s consolidated subsidiaries in each region to strengthen the Company’s business foundation in Asia (including Japan) and Europe. These consolidated subsidiaries expect to use the invested money as working capital.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

[2]

These figures are based on the assumption that the Initial International Purchaser exercises the option to purchase all the additional shares set forth in 1. (iii) in “1. Issuance of New Shares by way of Public Offering” above.

[3]

These figures are based on the assumption that the offered shares to be issued in “3. Issuance of New Shares by way of Third-Party Allotment” above are all subscribed by the Initial Purchaser and issued.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.